11                      0174881.03



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

     .................ELMER'S RESTAURANTS, INC..............
                        (Name of Issuer)
     ..............Common Stock, no par value...............
                 (Title of Class of Securities)
     ...........................5812........................
                         (CUSIP Number)
             CBW Inc., 140 E. Fifth Avenue, Suite A
                      Eugene, Oregon 97401
          Attn:  Bruce Davis, President, (541) 465-3966
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
     ...................August 25, 1998.....................
     (Date of Event which Requires Filing of this Statement)

CUSIP No. .5812
1)                Names of Reporting Persons I.R.S.
                  Identification Nos. of Above Persons (entities
                  only)  CBW INC. - 91-1818182
2)                Check the Appropriate Box if a Member of a
                  Group (See Instructions)
                  (a)
                  (b)  X
3)                SEC Use Only
4)                Source of Funds (See Instructions)  00.
5)                Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e) . N/A.
6)                Citizenship or Place of Organization Oregon.
Number of Shares  (7) Sole Voting Power 705,000 (53.8%)
Beneficially      (8) Shared Voting Power 705,000 (53.8%)
Owned
by Each Reporting (9) Sole Dispositive Power 705,000 (53.8%)
Person With       (10) Shared Dispositive Power  705,000 (53.8%)
       11)        Aggregate Amount Beneficially Owned by Each
                  Reporting Person 705,000 (53.8%)
       12)        Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions)
       13)        Percent of Class Represented by Amount in Row
                  (11) 53.8%
       14)        Type of Reporting Person (See Instructions).
                  CO.

CUSIP No. .5812
1)           Names of Reporting Persons I.R.S.
             Identification Nos. of Above Persons
             (entities only)  Bruce N. Davis
2)           Check the Appropriate Box if a Member of
             a Group (See Instructions)
             (a)
             (b) X
3)           SEC Use Only
4)           Source of Funds (See Instructions)  00
5)           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)  N/A
6)           Citizenship or Place of Organization
             Oregon
Number of    (7) Sole Voting Power 705,400 (53.8%)
Shares
Beneficially (8) Shared Voting Power 705,400 (53.8%)
Owned
by Each      (9) Sole Dispositive Power 705,400
Reporting    (53.8%)
Person With  (10) Shared Dispositive Power  705,400
             (53.8%)
    11)      Aggregate Amount Beneficially Owned by
             Each Reporting Person 705,400 (53.8%)
    12)      Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See
             Instructions)
    13)      Percent of Class Represented by Amount in
             Row (11) 53.8%
    14)      Type of Reporting Person (See
             Instructions). IN

CUSIP No. 5812
1)            Names of Reporting Persons I.R.S.
              Identification Nos. of Above Persons
              (entities only)  William W. Service
2)            Check the Appropriate Box if a Member of
              a Group (See Instructions)
              (a)
              (b) X
3)            SEC Use Only
4)            Source of Funds (See Instructions)  00
5)            Check if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or
              2(e)  N/A
6)            Citizenship or Place of Organization
              Oregon
Number of     (7) Sole Voting Power 705,400 (53.8%)
Shares
Beneficially  (8) Shared Voting Power 705,400 (53.8%)
Owned
by Each       (9) Sole Dispositive Power 705,400
Reporting     (53.8%)
Person With   (10) Shared Dispositive Power  705,400
              (53.8%)
     11)      Aggregate Amount Beneficially Owned by
              Each Reporting Person 705,400 (53.8%)
     12)      Check if the Aggregate Amount in Row
              (11) Excludes Certain Shares (See
              Instructions)
     13)      Percent of Class Represented by Amount
              in Row (11) 53.8%
     14)      Type of Reporting Person (See
              Instructions). IN

CUSIP No. .5812
1)           Names of Reporting Persons I.R.S.
             Identification Nos. of Above Persons
             (entities only)  Corydon H. Jensen
2)           Check the Appropriate Box if a Member of
             a Group (See Instructions)
             (a)
             (b)  X
3)           SEC Use Only
4)           Source of Funds (See Instructions)  00
5)           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)  N/A
6)           Citizenship or Place of Organization
             Oregon
Number of    (7) Sole Voting Power 705,000 (53.8%)
Shares
Beneficially (8) Shared Voting Power 705,000 (53.8%)
Owned
by Each      (9) Sole Dispositive Power 705,000
Reporting    (53.8%)
Person With  (10) Shared Dispositive Power  705,000
             (53.8%)
    11)      Aggregate Amount Beneficially Owned by
             Each Reporting Person 705,000 (53.8%)
    12)      Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See
             Instructions)
    13)      Percent of Class Represented by Amount in
             Row (11) 53.8%
    14)      Type of Reporting Person (See
             Instructions). IN

CUSIP No. .5812
1)             Names of Reporting Persons I.R.S.
               Identification Nos. of Above Persons
               (entities only)  Thomas C. Connor
2)             Check the Appropriate Box if a Member
               of a Group (See Instructions)
               (a)
               (b)  X
3)             SEC Use Only
4)             Source of Funds (See Instructions)  00
5)             Check if Disclosure of Legal
               Proceedings is Required Pursuant to
               Items 2(d) or 2(e)  N/A.
6)             Citizenship or Place of Organization
               Oregon
Number of      (7) Sole Voting Power 705,000 (53.8%)
Shares
Beneficially   (8) Shared Voting Power 705,000 (53.8%)
Owned
by Each        (9) Sole Dispositive Power 705,000
Reporting      (53.8%)
Person With    (10) Shared Dispositive Power  705,000
               (53.8%)
     11)       Aggregate Amount Beneficially Owned by
               Each Reporting Person 705,000 (53.8%)
     12)       Check if the Aggregate Amount in Row
               (11) Excludes Certain Shares (See
               Instructions)
     13)       Percent of Class Represented by Amount
               in Row (11) 53.8%
     14)       Type of Reporting Person (See
               Instructions). IN

CUSIP No. .5812
1)           Names of Reporting Persons I.R.S.
             Identification Nos. of Above Persons
             (entities only)  Donald Woolley
2)           Check the Appropriate Box if a Member of
             a Group (See Instructions)
             (a)
             (b)  X
3)           SEC Use Only
4)           Source of Funds (See Instructions)  00
5)           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)   N/A.
6)           Citizenship or Place of Organization
             Oregon
Number of    (7) Sole Voting Power 705,000 (53.8%)
Shares
Beneficially (8) Shared Voting Power 705,000 (53.8%)
Owned
by Each      (9) Sole Dispositive Power 705,000
Reporting    (53.8%)
Person With  (10) Shared Dispositive Power  705,000
             (53.8%)
    11)      Aggregate Amount Beneficially Owned by
             Each Reporting Person
             705,000 (53.8%)
    12)      Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See
             Instructions)
    13)      Percent of Class Represented by Amount in
             Row (11) 53.8%
    14)      Type of Reporting Person (See
             Instructions). IN

CUSIP No. .5812
1)           Names of Reporting Persons I.R.S.
             Identification Nos. of Above Persons
             (entities only)  Linda E. Bolton
2)           Check the Appropriate Box if a Member of
             a Group (See Instructions)
             (a)
             (b)  X
3)           SEC Use Only
4)           Source of Funds (See Instructions)  00
5)           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)  N/A
6)           Citizenship or Place of Organization
             Oregon
Number of    (7) Sole Voting Power 705,000 (53.8%)
Shares
Beneficially (8) Shared Voting Power 705,000 (53.8%)
Owned
by Each      (9) Sole Dispositive Power 705,000
Reporting    (53.8%)
Person With  (10) Shared Dispositive Power  705,000
             (53.8%)
    11)      Aggregate Amount Beneficially Owned by
             Each Reporting Person
             705,000 (53.8%)
    12)      Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See
             Instructions)
    13)      Percent of Class Represented by Amount in
             Row (11) 53.8%
    14)      Type of Reporting Person (See
             Instructions). IN

     Item 1.   Security and Issuer

(a)  Class of Security:  Common Stock

(b)  Name and Address of Principal Executive Offices of Issuer:

     Elmer's Restaurants, Inc.
     11802 S.E. Stark
     Portland, Oregon  97216

     Item 2.   Identity and Background.

(i)  Reporting Person -- CBW Inc.*

(a)  Name:  CBW Inc., an Oregon corporation

(b)  Address:  140 E. Fifth Avenue, Suite A, Eugene, Oregon 97401

(c)  Employment:  N/A

(d) Convictions: CBW Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: CBW Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  N/A

(ii) Director and Executive Officer of CBW -- Bruce N. Davis

(a)  Name:  Bruce N. Davis

(b)  Address:  140 E. Fifth Avenue, Suite A, Eugene, Oregon 97401

(c)  Employment:  President, CBW Inc. (restaurant business), 140
     E. Fifth Avenue, Suite A, Eugene, Oregon 97401

(d) Convictions: Bruce Davis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: Bruce Davis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  U.S.

(iii)       Director and Executive Officer of CBW -- William W.
     Service

(a)  Name:  William W. Service

(b)  Address:  1708 Stoney Ridge, Eugene, Oregon 97405

(c) Employment: Chief Executive Officer, CBW Inc. (restaurant business), 140 E. Fifth Avenue, Suite A, Eugene, Oregon 97401

(d) Convictions: William Service has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: William Service has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  U.S.

(iv) Director and Executive Officer of CBW -- Corydon H. Jensen

(a)  Name:  Corydon H. Jensen

(b)  Address:  755 Spyglass, Eugene, Oregon 97401

(c) Employment: President, Station Masters, Inc. (restaurant business), P.O. Box 10242, Eugene, Oregon 97440

(d) Convictions: Corydon Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: Corydon Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  U.S.

(v)  Director of CBW -- Thomas C. Connor

(a)  Name:  Thomas C. Connor

(b)  Address:  4040 Sunridge, Eugene, Oregon 97405

(c)  Employment:  Real Estate Investor, Connor Enterprises, Inc.
     (hospitality/real estate development business), 1655 Franklin, Eugene, Oregon 97403

(d) Convictions: Thomas Connor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: Thomas Connor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  U.S.

(vi) Director of CBW -- Donald Woolley

(a)  Name:  Donald Woolley

(b)  Address:  1275 Barber Drive, Eugene, Oregon 97405

(c)  Employment:  Real estate investor, Eagle's View Management
     Company, Inc. (real estate development and financing business), P.O. Box 10638, Eugene, Oregon 97440

(d) Convictions: Donald Woolley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: Donald Woolley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  U.S.

(vii)       Director of CBW -- Linda E. Bolton

(a)  Name:  Linda E. Bolton

(b)  Address:  1574 Coburg Road, No. 230, Eugene, Oregon 97401

(c)  Employment:  Investor (self-employed)

(d) Convictions: Linda Bolton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Proceedings: Linda Bolton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  U.S.

     Item 3.   Source and Amount of Funds or Other Consideration.

          CBW Inc. ("CBW") acquired 705,000 shares (the "Shares") of common stock (the "Common Stock") in Elmer's Restaurants, Inc. (the "Company") from Anita Goldberg and Rudolph Mazurosky ("Sellers") on August 25, 1998 (the "Transaction"). The consideration paid by CBW for the Shares was $4,504,950. CBW's financing for its acquisition of the Shares was drawn from two sources: (1) $600,000 from the purchase by Thomas Connor and Donald Woolley of shares representing 25% of the issued and outstanding common stock of CBW and (2) $3,904,950 from a loan to CBW by Eagle's View Management Company, Inc. ("EVM"). EVM is affiliated with Donald Woolley and members of his family. The loan from EVM is for a total of $4,000,000, matures in 21 months, bears interest at 12% per annum for the first 15 months of the loan and 15% thereafter, and is secured by a pledge of the Shares, personal guaranties by all but one of CBW's shareholders, and a pledge of all outstanding shares of common stock of CBW.

     Item 4.   Purpose of Transaction.

          CBW's purpose in acquiring the Shares is to build on the Company's strong product and reputation and pursue both internal and external growth opportunities. The initial focus of the new Company management team will be on improving the growth of Company-owned restaurants. In particular, the new management will seek opportunities to increase food and beverage sales and margins at Company-owned locations, although no assurances can be given that these efforts will result in positive growth of sales and attendant margins. The new management's efforts in attaining those particular goals are expected to include (1) assessing the usability of an improved incentive compensation program with general managers that would maximize employer/employee goal congruence by tying higher compensation with higher restaurant earnings, (2) exploring menu pricing strategies with a view to revamping these where necessary, (3) evaluating opportunities to expand the daytime and evening trade, (4) evaluating the addition of grill capacity to accommodate higher weekend business, and
(5) seeking to increase the video lottery revenues at the Company-owned locations in Oregon, including adding video lottery terminal capacity to the Albany and Beaverton locations.

          With respect to external growth, the new management team expects to focus initially on expanding market presence in the Pacific Northwest, where it believes the Company enjoys its strongest name identification. Management will consider exploring new franchising opportunities, possibly including a smaller, less capital-intensive Elmer's footprint, although no assurances can be given that this will occur.

          The new Company management team is actively evaluating several acquisition opportunities, although there can be no assurance that these will occur. An Elmer's franchisee has expressed interest in selling his restaurant. The Company has a first right of refusal and is currently in discussions with the franchisee regarding this sale. Management is also exploring the acquisition of restaurant properties in Oregon located in attractive markets along the I-5 corridor which are currently not served by Elmer's. Although no assurances can be given, CBW believes that the purchase and retrofit of these establishments could be less costly than building a new facility and could offer significant revenue and earnings growth. Management is actively exploring the acquisition of several non-Elmer's restaurant chains that would be managed as separate operating divisions, including CBW's current five deli-style restaurants located in Eugene, Springfield, and Bend, Oregon. If management elects to merge CBW into the Company (or otherwise acquire CBW's assets), the transaction would be submitted for the approval of the Company's independent directors. A fairness opinion from an investment banking firm which opines as to the fairness of the relative valuations of the Company and CBW would be submitted concurrently.

          In connection with the acquisition of the Shares, the Company's Board of Directors named Thomas Connor ("Connor"), Bruce Davis ("Davis"), Corydon Jensen ("Jensen"), William Service ("Service), and Donald Woolley ("Woolley") as directors and appointed Service as Chief Executive Officer, Davis as President, and Jerry Scott as Vice President. These individuals (other than Jerry Scott) currently occupy analogous positions with CBW. Two directors not connected with CBW remain on the Company's Board of Directors, Anita Goldberg (the former President of the Company) and Paul Welch (a Company franchisee). The Board of Directors is actively seeking another director independent of CBW who would replace Anita Goldberg as a director.

          The new management team intends to consider whether the Company should institute an employee stock option plan. The Company formerly adopted a stock option plan, but the plan lapsed at the end of its initial year term. Management believes that adoption of a stock option plan may benefit the Company by providing incentives to Company personnel to improve performance.

     Item 5.   Interest in Securities of the Issuer.

          The following table sets forth information as of May 20, 1998, retroactively giving effect to the completion of the Transaction, regarding ownership of the Common Stock by the persons identified in Item 2 above:


                                   AMOUNT AND NATURE OF       PERCENT
    NAME                           BENEFICIAL OWNERSHIP       OF CLASS
                                     (1)
CBW Inc.                       705,000                    53.8%
Bruce Davis, President and     705,400(2)                 53.8%
Director of CBW
William Service, Chief         705,400(2)                 53.8%
Executive Officer and
Director of CBW
Corydon Jensen, Director and   705,000(2)                 53.8%
Executive Officer of CBW
Thomas Connor, Director of     705,000(2)                 53.8%
CBW
Donald Woolley, Director of    705,000(2)                 53.8%
CBW
Linda Bolton, Director of CBW  705,000(2)                 53.8%
All directors and executive
officers as a group (as of
May 20, 1998, giving
retroactive effect to the      705,800(2)                 53.8%
completion of the
Transaction)


(1) Unless otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2) Includes indirect beneficial ownership of 705,000 shares of Common Stock owned by CBW. Each of these individuals disclaims beneficial ownership of shares of Common Stock owned by CBW.

          As described in Item 2 above, the Transaction involved the purchase by CBW of 705,000 shares of the Common Stock from Anita Goldberg and Rudolph Mazurosky on August 25, 1998 for price per share of $6.39 in a private sale effected in Portland, Oregon.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships.

          CBW acquired the Shares pursuant to a Stock Purchase
Agreement attached as Exhibit 1.

          The Company, CBW, and Sellers are the parties to a Shareholder Agreement, dated as of August 21, 1998 and attached as Exhibit 2 (the "Shareholder Agreement"). Under the Shareholder Agreement, CBW is required to use its best efforts to identify and recruit independent directors and to vote its shares in order that the greater of (1) 25% of the members of the Board of Directors or (2) two of such members, are independent directors. The Shareholder Agreement contains a definition of "independent director." The Shareholder Agreement also calls on CBW to use its best efforts to cause the Board of Directors to form audit and compensation committees, the majority of the members of each of which shall be independent directors. The Shareholder Agreement also provides for certain amendments to the Company's Bylaws to require independent director approval of various transactions, including all transactions between the Company and CBW or CBW's affiliates, and to prescribe the duties of the audit and compensation committees. In addition, the Shareholder Agreement includes certain indemnities of the Company by Sellers and CBW with respect to the Transaction.

          CBW has obtained a loan in the amount of $4 million from EVM, an affiliate of Woolley, who is a director of the Company and of CBW pursuant to an Amended and Restated Loan Agreement attached (with pertinent exhibits) as Exhibit 3. The loan from EVM matures in 21 months, bears interest at 12% per annum for the first 15 months of the loan and 15% thereafter, and is secured by a pledge of the Shares, joint and several personal guaranties by all but one of CBW's shareholders, and a pledge of all outstanding shares of common stock of CBW. In the event of a merger between the Company and CBW, the loan would be secured by the assets of the Company, rather than the collateral that currently secures the loan. EVM has agreed to subordinate its loan to up to $3.4 million of first-priority financing in the event of a merger between the Company and CBW and a concurrent or subsequent refinancing of the Company's debt. If the Company elects to pursue such a refinancing, EVM will be granted the first opportunity to fund the refinancing. If there is a default under the loan following a merger between the Company and CBW, EVM has the right to convert to the balance owing to Common Stock at a conversion price based on the trading price of the Common Stock for the period immediately preceding the default. Under the terms of the loan, Davis and Service are required to remain actively engaged in the management of the borrower.

          CBW also acquired $600,000 in funding for the Transaction in connection with the purchase of shares of common stock in CBW pursuant to a Stock Purchase Agreement attached as
Exhibit 4.

          In connection with the personal guaranty by Linda Bolton of the EVM loan, Davis, Jensen, and Service have agreed, jointly and severally, to reimburse Linda Bolton for any liability she may incur under the guaranty in excess of her proportionate share of the guaranty liability based on her relative shareholdings in CBW pursuant to a letter agreement attached as Exhibit 5. Under a Share Transfer Agreement among CBW and its shareholders, as amended, attached as Exhibit 8 (the "Share Transfer Agreement"), each shareholder is required to reimburse any other shareholder that is liable under a guaranty of CBW's obligations in proportion to their relative shareholdings in CBW. This reimbursement obligation is secured by a pledge of each shareholder's shares in CBW. The Share Transfer Agreement also includes a right of first refusal with respect to proposed transfers of shares of CBW. The Share Transfer Agreement provides that it will apply equally to any shares of the Company that may be acquired by shareholders of CBW in the event of a merger between CBW and the Company.

          In connection with the acquisition by Connor and Woolley of shares of common stock of CBW, two companies affiliated with CBW that are engaged in the same business as CBW, Oregon Food Management, Inc. and Jaspers Food Management, Inc., agreed that they would limit the expansion of their existing business pursuant to a letter agreement attached as Exhibit 6.

          The shareholders of CBW are parties to an Owner and Voting Agreement, as amended, attached as Exhibit 7 (the "Owner and Voting Agreement"). The Owner and Voting Agreement contains various provisions relating to the election of CBW directors. In addition, the Owner and Voting Agreement requires the shareholders of CBW to vote in favor of such transaction if a merger of the Company and CBW that satisfies certain conditions is proposed and, in the event of such a merger, calls on the shareholders to vote any shares of Common Stock that they may receive in the merger such that (1) Connor, Davis, Jensen, Service, and Woolley are elected to the Board of Directors of the Company, as well as such other persons as 80% of these directors may designate, (2) none of these directors is removed from the Board of Directors without cause, and (3) the number of directors of the Company does not exceed eight. In addition, the shareholders of CBW other than Connor and Woolley may enter into a voting trust in the event of a merger between the Company and CBW under which Davis, Jensen, and Service would serve as voting trustees.

     Item 7.   Material to be Filed as Exhibits.

(a)  Exhibit 1:  Stock Purchase Agreement, dated as of July 9,
     1998, between Anita Goldberg and Rudolph Mazurosky and CBW Inc.

(b)  Exhibit 2:  Shareholder Agreement, dated as of August 21,
     1998, among Elmer's Restaurants, Inc., CBW Inc., Anita Goldberg, and Rudolph Mazurosky.

(c)  Exhibit 3:  Amended and Restated Loan Agreement, dated as of
     August 24, 1998, between CBW Inc. and Eagle's View Management
     Company, Inc.

(d)  Exhibit 4:  Stock Purchase Agreement, dated as of July 9,
     1998, between CBW Inc. and Thomas Connor and Donald Woolley.

(e)  Exhibit 5:  Letter to Linda Bolton, dated as of August 25,
     1998, from Bruce Davis, Corydon Jensen, and William Service.

(f) Exhibit 6: Letter to Thomas Connor and Donald Woolley, dated as of August 25, 1998, from Jaspers Food Management, Inc. and Oregon Food Management, Inc.

(g)  Exhibit 7:  Owner and Voting Agreement, dated as of May 22,
     1997, among various parties, as amended by a First Amendment to Owner and Voting Agreement, dated as of July 9, 1998.

(h)  Exhibit 8:  Share Transfer Agreement, dated as of May 22,
     1997, among various parties, as amended by a First Amendment to Share Transfer Agreement, dated as of August 25, 1998.

(i)  Exhibit 9:  Agreement dated as of September 3, 1998 among
     CBW Inc., Bruce N. Davis, William W. Service, Corydon H. Jensen, Thomas C. Connor, Donald Woolley, and Linda E. Bolton.

           [balance of page left blank intentionally]

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

          Date:     September 3, 1998


          /s/_____Bruce N. Davis__________________
          Bruce N. Davis, as President of CBW Inc.,
          an Oregon corporation



          /s/_____Bruce N. Davis__________________
          Bruce N. Davis, Director and Executive
          Officer of CBW Inc.



          /s/_____William W. Service_______________
          William W. Service, Director and Executive
          Officer of CBW Inc.



          /s/_____Corydon H. Jensen________________
          Corydon H. Jensen, Director and Executive
          Officer of CBW Inc.



          /s/_____Thomas C. Connor_________________
          Thomas C. Connor, Director of CBW Inc.



          /s/_____Donald Woolley___________________
          Donald Woolley, Director of CBW Inc.



          /s/_____Linda E. Bolton__________________
          Linda E. Bolton, Director of CBW Inc.
_______________________________
* This filing is made jointly by CBW Inc., Bruce N. Davis,
William W. Service, Corydon H. Jensen, Thomas C. Connor, Donald
Woolley, and Linda E. Bolton pursuant to an Agreement attached as
Exhibit 9.